SUB-ITEM 77E: Legal Proceedings

      On July 14, 2008, the registrant's previous administrator ("Old Administrator") filed suit against the registrant in state court in Nash County, North Carolina alleging that the registrant improperly terminated a service agreement between the parties. The Old Administrator alleges lost profits of $627,573.37 and a termination fee it claims to be owed in the amount of $202,005.07. The lawsuit was removed to Federal district court, and the registrant filed a counterclaim arising out of representations made by the Old Administrator. The Old Administrator has filed a third-party complaint against the registrant's investment adviser claiming that the investment adviser is responsible in the event the Old Administrator made any misrepresentation. As of the date of this filing, the case is in its very early stages - only initial written discovery has been exchanged. The registrant believes it has meritorious defenses to this case and will defend itself vigorously.